UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 23, 2011

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Hadera Paper Ltd. (the “Company”) (NYSE-AMEX:AIP) announced that on November 15, 2011, the Company’s Board of Directors (the “Board”) resolved to convene a Special General Meeting of the shareholders of the Company (the “Meeting”), to be held on Monday, January 2, 2012.

The agenda for the meeting will include: (i) approval of an amendment to certain provisions of the Company's Articles of Association, other than to those provisions dealing with Company officers' exemption from liability, indemnification and insurance; (ii) approval of an amendment to certain provisions of the Company's Articles of Association dealing with Company officers' exemption from liability, indemnification and insurance; (iii) subject to the approval of item (ii), above, approval of an amendment to indemnification letters and grant thereof to the members of the Company's board of directors, other than those members who may be considered as controlling shareholders of the Company and/or relatives, officers or service providers of a controlling shareholder and/or any other persons to whom a controlling shareholder has a personal interest in the grant of the aforesaid indemnification letters; (iv) subject to the approval of item (ii), above, approval of an amendment to indemnification letters and grant thereof to officers of the Company (including board members) who may be considered as controlling shareholders of the Company and/or relatives, officers or service providers of a controlling shareholder and/or any other persons to whom a controlling shareholder has a personal interest in the grant of the aforesaid indemnification letters; and (v) approval of the Company's engagement with Clal Insurance Company Ltd., a company controlled by the controlling shareholder of the Company, for the purchase of a directors and officers insurance policy.

Only the shareholders of the Company of record at the close of business on Monday, December 5, 2011, will be entitled to notice of, and to vote at, the Meeting and any adjournments thereof.

The proxy statement will be furnished on Form 6-K once it is made available.

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD. (Registrant) By: /S/ Yael Nevo Yael Nevo Corporate Secretary

Dated: November 23, 2011

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